UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               Fila Holding S.p.A.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

            Holding di Partecipazioni Industriali S.p.A., as Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                               Ordinary Shares(1)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   316850 30 4
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Giorgio Cogliati
                  Holding di Partecipazioni Industriali S.p.A.
                              Via Angelo Rizzoli 2
                               20132 Milan, Italy
                              (011) 3902-258-45407
--------------------------------------------------------------------------------
            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

      --------------------------------------------------------------------
      Transaction valuation*                         Amount of filing fee*
          Not Applicable                                Not Applicable
      --------------------------------------------------------------------

      * Pursuant to General Instruction D to Schedule TO, as this filing contains only preliminary communications made before the commencement of a tender offer, no filing fee is required.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable         Filing Party: Not Applicable

Form or Registration No.: Not Applicable       Date Filed: Not Applicable

----------
(1) Including American Depositary Shares representing Ordinary Shares of the Issuer.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|X|   going-private transaction subject to Rule 13e-3.

|X|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Tender Offer Statement on Schedule TO is filed by Holding di Partecipazioni Industriali S.p.A. ("HdP"), pursuant to General Instruction D to Schedule TO, in relation to certain pre-commencement communications by HdP.

      In connection with the announcement by Fila Holding S.p.A. ("Fila") that it has reached an agreement to sell the entirety of its operating business, HdP has announced that it will, after the closing of the sale by Fila and in any event within six months from the date of the announcement, offer to purchase all issued and outstanding ordinary shares of Fila not already owned by HdP, including Fila ordinary shares in the form of American Depositary Shares. HdP has not yet commenced any such offer. When HdP commences any such offer in the U.S., HdP will file with the Securities and Exchange Commission an amendment to this Schedule TO and related exhibits, including an Offer to Purchase, a Letter of Transmittal and other documents related to the offer. Holders of Fila ordinary shares in the U.S. and holders of American Depositary Shares are strongly encouraged, once the offer is commenced, to read the amendments to HdP's Schedule TO and the related exhibits, including the Offer to Purchaser, the Letter of Transmittal and other documents related to the offer, if and when these become available because they will contain important information about the offer. The amendments to HdP's Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all holders of Fila ordinary shares and American Depositary Shares in the U.S.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                               Fila Holding S.p.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                Ordinary Shares+
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   316850 30 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Giorgio Cogliati
                  Holding di Partecipazioni Industriali S.p.A.
                              Via Angelo Rizzoli 2
                               20132 Milan, Italy
                              (011) 3902-258-45407
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 7, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

----------
+     Including American Depositary Shares representing Ordinary Shares of the
      Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 316850 30 4
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON:

      Holding di Partecipazioni Industriali S.p.A. (formerly "Holding di Partecipazioni Industriali HPI S.p.A.")
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      WC, OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      |_|
      TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Italy
--------------------------------------------------------------------------------
               7.    SOLE VOTING POWER

                     87,912,536 Ordinary Shares
               -----------------------------------------------------------------
  NUMBER OF    8.    SHARED VOTING POWER
   SHARES
BENEFICIALLY         -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            87,912,536 Ordinary Shares
    WITH       -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALY OWNED BY EACH REPORTING PERSON

      87,912,536 Ordinary Shares
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      91.09%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      HC
--------------------------------------------------------------------------------

            This Amendment No. 6 amends and restates Items 1 and 7, respectively, and amends Items 2, 3, 4, and 5, respectively of Schedule 13D (as defined below) as follows:

Item 1. Security and Issuer.

            Item 1 of Schedule 13D is hereby amended and restated as follows:

            This Amendment No. 6 (this "Amendment No. 6") to that certain
Schedule 13D, dated March 13, 1997 (the "Original Schedule 13D"), filed by Holding di Partecipazioni Industriali S.p.A. (formerly named "Holding di Partecipazioni Industriali H.P.I. S.p.A."), an Italian corporation ("HdP"), and Gemina Participations S.A., as amended by Amendment No. 1 to Schedule 13D, dated July 13, 1998 ("Amendment No. 1"), as further amended by Amendment No. 2 to
Schedule 13D, dated August 4, 1999 ("Amendment No. 2"), as further amended by Amendment No. 3 to Schedule 13D, dated October 2, 2001 ("Amendment No. 3"), as further amended by Amendment No. 4 to Schedule 13D, dated October 15, 2001 ("Amendment No. 4"), and as further amended by Amendment No. 5 to Schedule 13D, dated December 31, 2001 ("Amendment No. 5"; the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, "Schedule 13D"), relates to the Ordinary Shares, par value Euro 1.00 per share ("Ordinary Shares"; any reference in this Amendment No. 6 to "Fila ordinary shares" shall mean the ordinary shares of Fila Holding S.p.A. then outstanding), of Fila Holding S.p.A., an Italian corporation ("Fila").

            Effective January 1, 2001, Fila executed a five-to-one reverse split of Fila ordinary shares and changed their par value from Lire 500 per share to Euro 1.30 per share. At a meeting held on September 23, 2002, Fila's shareholders resolved, inter alia, to reduce the nominal value of Fila ordinary shares from Euro 1.30 per share to Euro .50 per share. Fila's shareholders also approved at such meeting a two-to-one reverse split of the Fila ordinary shares (resulting in a change in the nominal value from Euro .50 per Fila ordinary share to Euro 1.00 per Ordinary Share), which became effective as to Fila's American Depositary Shares on October 11, 2002. The reductions in nominal value and the reverse splits did not result in any change in HdP's percentage interest in Fila.

            The address of the principal executive offices of Fila is Viale Cesare Battisti 26, Biella, Italy.

Item 2. Identity and Background.

            Item 2 of Schedule 13D is hereby amended by deleting Annex A thereto in its entirety and inserting Annex A to this Amendment No. 6 in lieu thereof.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 of Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

            On March 6, 2003, Fila filed the requisite announcement of capital increase with the Companies' Registrar in Italy stating that, in connection with the further implementation of the capital increase resolved on September 23, 2002 and the exercise of statutory preemptive rights made available to holders of Fila American Depositary Shares, its subscribed capital had increased from Euro 96,489,608 to Euro 96,511,312. As a result of this subscription by holders of Fila American Depositary Shares exercising statutory preemptive rights, HdP's percentage ownership of Fila's share capital decreased from 91.11% to 91.09% (based on the amount of share capital specified in the announcement filed by Fila with the Companies' Registrar in Italy on March 6, 2003).

Item 4. Purpose of Transaction.

            Item 4 of Schedule 13D is hereby amended by deleting the last paragraph thereof and inserting the following:

            On March 7, 2003, (i) Fila issued a press release announcing, inter alia, that it had entered into a purchase agreement with Sport Brands International LLC ("Sport Brands") setting forth the terms and conditions pursuant to which Fila will sell, and Sport Brands will purchase, the entire operating business of Fila, subject to the satisfaction of customary pre-closing conditions, and (ii) HdP issued a press release announcing, inter alia, that it had guaranteed Fila's obligations under the purchase agreement and that it would, after the closing of the sale and in any event within six months from the date of the announcement, offer to purchase all issued and outstanding ordinary shares of Fila, including ordinary shares in the form of Fila American Depositary Shares at a price of U.S.$1.12 per Fila ordinary share and Fila American Depositary Share with the aim to take Fila private (which would, if successful, result in the delisting of Fila American Depositary Shares from The New York Stock Exchange and the termination of the registration of Fila ordinary shares under the Securities Exchange Act of 1934, as amended). Copies of the above press releases issued by Fila and HdP and of the purchase agreement among Fila, HdP and Sport Brands are filed as exhibits to HdP's Schedule TO.

            HdP has not yet commenced the offer referenced in its press release. When commenced in the U.S., the offer will be made in accordance with all applicable U.S. securities laws and will involve the filing of offer materials with the SEC under cover of an amendment to HdP's Schedule TO and the mailing of such offer materials to holders of Fila ordinary shares in the U.S. and to holders of Fila American Depositary Shares.

            Holders of Fila ordinary shares in the U.S. and holders of American Depositary Shares are strongly encouraged, once the offer is commenced, to read the amendments to HdP's Schedule TO and related exhibits, including the Offer to Purchaser, the Letter of Transmittal and other documents related to the offer, because they will contain important information about the offer. The amendments to HdP's Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission's website at http://www.sec.gov and will be delivered without charge to all holders of Fila ordinary shares and American Depositary Shares in the U.S.

Item 5. Interest in Securities of Issuer.

            Item 5 of Schedule 13D is hereby amended by deleting paragraphs (a) and (b), respectively, thereof and inserting the following:

            (a) - (b) HdP beneficially owns 87,912,536 Ordinary Shares representing 91.09% of the outstanding Ordinary Shares. HdP has sole power to vote and dispose of such Ordinary Shares.

            To the best knowledge of HdP, none of the other persons named in
Item 2 above has the sole or shared power to vote or direct the vote or the sole or shared power to dispose of any Ordinary Shares except by virtue of being members of the Board of Directors of HdP.

Item 7. Material to be Filed as Exhibits.

            Item 7 of Schedule 13D is hereby amended and restated as follows:

Exhibit Number                           Description
--------------                           -----------

99.1                                     Press Releases, dated March 7, 2003

99.2                                     Purchase Agreement, dated March 7, 2003

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2003

                                                  HOLDING DI PARTECIPAZIONI
                                                  INDUSTRIALI S.p.A.


                                                  /s/ Maurizio Romiti
                                                  ------------------------------
                                                  Name: Maurizio Romiti
                                                  Title: CEO and General Manager

                                     ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF HdP

The names of the members of the board of directors and executive officers of Holding di Partecipazioni Industriali S.p.A. ("HdP") and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of Italy and the business address of each person is the business address of HdP as set forth below.

Holding di Partecipazioni Industriali S.p.A.
Via Angelo Rizzoli 2
20132 Milan, Italy

Name and position held                   Principal occupation

Francesco Tato - Chairman                Chairman of HdP

Maurizio Romiti                          CEO and General Manager of HdP

Raffaele Agrusti - Director              Vice General Manager of Assicurazioni
                                         Generali S.p.A.

Roberto Bertazzoni - Director            Chairman & CEO of SMEG S.p.A.

Carlo Buora - Director                   CEO of Pirelli S.p.A., CEO of Telecom
                                         Italia S.p.A., Chairman of Telecom
                                         Italia Mobile, CEO of Olivetti S.p.A.

Franzo Grande Stevens - Director         Attorney; Director of FIAT S.p.A., IFI
                                         S.p.A., IFIL S.p.A. and Davide Campari
                                         S.p.A.

Giancarlo Giammetti - Director           Honorary Chairman of Valentino S.p.A.

Enrico Giliberti - Director              Partner and Founder of the law firm
                                         Giliberti & Partners

Nicolo Nefri - Director                  Chairman of R.C.S. Libri S.p.A. and of
                                         Fila Holding S.p.A.

Giuseppe Lucchini - Director             Chairman of Lucchini S.p.A.

Renato Pagliaro - Director               Vice General Manager of Mediobanca
                                         S.p.A.

Corrado Passera - Director               Managing Director and CEO of IntesaBCI
                                         S.p.A.

Carlo Pesenti - Director                 General Manager of  Italmobiliare
                                         S.p.A.

Umberto Quadrino - Director              Chairman and CEO of Edison S.p.A.

Paolo Savona - Director                  Chairman of Aeroporti di Roma S.p.A.,
                                         full Professor at the LUISS University
                                         of Rome, former minister of the Italian
                                         government

                                 EXHIBIT INDEX

Exhibit Number                           Description
--------------                           -----------

99.1                                     Press Releases, dated March 7, 2003

99.2                                     Purchase Agreement, dated March 7, 2003